UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pretium Resources Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

74139C102
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74139C102	Page 2 of 5 Pages
SCHEDULE 13G

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Silver Standard Resources Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 17,036,866
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 17,036,866
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,036,866
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.78%*
12		TYPE OF REPORTING PERSON FI

*Based upon 144,591,105 outstanding common shares of the Issuer at November 5, 2015, as set forth in the Issuer’s Management’s Discussion and Analysis for the Quarter Ended September 30, 2015, attached as Exhibit 99.2 to the Form 6-K furnished to the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 74139C102	Page 3 of 5 Pages
SCHEDULE 13G

ITEM 1.	(a)	Name of Issuer: Pretium Resources Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
#2300 – 1055 Dunsmuir Street Four Bentall Centre, PO Box 49334 Vancouver, British Columbia Canada V7X 1L4

ITEM 2.	(a)	Name of Person Filing: Silver Standard Resources Inc.

	(b)	Address of Principal Business Office, or if None, Residence: #800 – 1055 Dunsmuir Street PO Box 49088, Bentall Postal Station Vancouver, British Columbia Canada V7X 1G4

	(c)	Citizenship: British Columbia, Canada

	(d)	Title of Class of Securities: Common Shares

	(e)	CUSIP Number: 74139C102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

	(a)	Amount beneficially owned: 17,036,866
	(b)	Percent of class: 11.78%†
	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 17,036,866
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 17,036,866
(iv) Shared power to dispose or to direct the disposition of: 0

† Based upon 144,591,105 outstanding common shares of the Issuer at November 5, 2015, as set forth in the Issuer’s Management’s Discussion and Analysis for the Quarter Ended September 30, 2015, attached as Exhibit 99.2 to the Form 6-K furnished to the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 74139C102	Page 4 of 5 Pages
SCHEDULE 13G

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
Not Applicable.

ITEM 10.	CERTIFICATIONS.
Not Applicable.

CUSIP No. 74139C102	Page 5 of 5 Pages
SCHEDULE 13G

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016

SILVER STANDARD RESOURCES INC.
By:	/s/ Kelly Stark-Anderson
Name: Kelly Stark-Anderson Title: Vice President, Legal and Corporate Secretary